Mail Stop 4561
Via fax (610) 688-2206

January 31, 2007

Mr. Luis A. Rivera
President and Chief Executive Officer
Lyris, Inc.
103 Foulk Road
Suite 205Q
Wilmington, DE 19803

        Re: **Lyris, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2007
                Filed September 27, 2007
                Form 8-Ks Filed on September 26, 2007 and November 14, 2007
                File No. 1-10875

Dear Mr. Rivera:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

General

1. We note that the Company filed a Form S-8 on June 30, 2005. Tell us what
    consideration your independent auditors gave to including a consent in the
    Company's Form 10-K for incorporation of their audit opinion in this open
    registration statement.

Note 2. Summary of Significant Accounting Policies

Software Revenue, page 50

2. We note in your disclosure that you enter into multiple element arrangements that
    include software products and maintenance and that you allocate and defer
    revenue for the undelivered elements based on the vendor specific objective
    evidence (VSOE) of fair value. Please explain your methodology and
    assumptions used to determine VSOE of fair value of maintenance in your
    multiple element arrangements. For instance, we note on page five that you offer
    different levels of paid support as well as "included support" that includes free
    web access to your online support databases and thirty days of email assistance.
    Clarify how you determined VSOE of fair value for "included support."
    Additionally, for the different levels of paid support, clarify if the price charged
    varies from customer to customer and if so, please explain how you determined
    that you can reasonably estimate the fair value of maintenance. In this regard, tell
    us the percentage range allowed for your pricing of maintenance that you
    considered to be representative of VSOE and how you considered the guidance in
    paragraphs 10 and 57 of SOP 97-2. Additionally, if your agreements include
    stated future renewal rates, tell us what percentage of your customers actually
    renew at these stated rates and provide the range of typical renewal rates that are
    stated in your contracts.

Form 8-Ks Filed September 26, 2007 and November 14, 2007

3. We believe the non-GAAP operating statement columnar format appearing in the
    Form 8-Ks referenced above create the unwarranted impression to investors that
    the non-GAAP operating statement has been prepared under a comprehensive set
    of accounting rules or principles while also conveying undue prominence to a
    statement based on non-GAAP measures. In addition, Section II.A.2 of SEC
    Release 33-8176 defines non-GAAP measures and does not contemplate
    including non-GAAP financial statements as a "measure." Please remove that
    presentation, or explain to us in reasonable detail why its retention is justified in
    light of these concerns. As a substitute for this presentation format, you may
    consider presenting only individual non-GAAP measures (i.e., line items,

subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief